Exhibit 99.2

Laurence Debroux appointed

Chief Strategic Officer (CSO)

Paris, France – February 11, 2009 – Sanofi-aventis announced today that Laurence Debroux is appointed Senior Vice-President, Chief Strategic Officer (CSO).

In light of the implementation of the Group’s development strategy, it has been decided to create the position of Chief Strategic Officer at the Executive Committee level.

This position will cover all Group’s business development and acquisition activities as well as corporate planning, financial and economic evaluation of internal and external projects, and strategic intelligence.

The CSO will ensure that development projects are coherent with corporate strategy and fulfill rigorous requirements for shareholder value creation.

Laurence Debroux is appointed to this position and will report to Chris Viehbacher, Chief Executive Officer of sanofi-aventis.

Laurence was previously Senior Vice President, Chief Financial Officer. She will keep this position and ensure an orderly transition pending the imminent appointment of a new CFO.

Laurence Debroux is a graduate of HEC (Ecole des Hautes Etudes Commerciales). She began her career with Merrill Lynch in London, and then worked in the Finance Department of the Elf Aquitaine Group from 1993 to 1996. She joined the Sanofi Group as Corporate Treasurer in 1996, and was appointed Head of Financing/Treasury in 1997. From 2000 to 2004, she served as Head of Strategic Planning, before becoming Deputy Chief Financial Officer. As from March 2007 she was appointed Senior Vice President, Chief Financial Officer and became a member of the Executive Committee in December 2008.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).